14048839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 04 2014
Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Suite 1300 (Address) Des Moines (City) IA (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Securities Company, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT RHOADES
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Aug 7 2014
ACTING IN COUNTY OF WASHTENAW

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sammons Securities Company, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2013

Sammons Securities Company, LLC
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Members of Sammons Securities Company, LLC:

We have audited the accompanying financial statements of Sammons Securities Company, LLC, (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity and cash flow for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sammons Securities Company, LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

pwc

financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

Sammons Securities Company, LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 5,380,459
Restricted cash and cash equivalents	86,518
Commissions receivable	1,840,680
Receivable from clearing broker	165,074
Interest receivable	2,574
Representative fees receivable	26,368
Other receivables	305,431
Fixed assets, net of accumulated depreciation	75,253
Other assets	600,546
Total assets	$ 8,482,903
Liabilites and Members' Equity	
Commissions payable	$ 2,268,288
Management fees payable	333,757
Accounts payable and accrued expenses	195,470
Accrued contingent liabilities	1,027,147
Total liabilities	3,824,662
Members' equity	
Members' contributions	1,250,000
Retained earnings	3,408,241
Total members' equity	4,658,241
Total liabilities and members' equity	$ 8,482,903

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Income
Year Ended December 31, 2013

Revenues	
Commissions	$35,791,825
Management fees	1,422,910
Representative fees	486,945
Interest	28,577
Account fees and other charges	384,469
Other revenues	523,580
Total revenues	$38,638,306
Expenses	
Commission expense	$29,535,774
Management fee expense	3,830,866
Litigation and legal	1,251,483
Regulatory and licensing	187,541
Clearing and brokerage	180,244
Computer support and software	345,683
Other expenses	946,614
Total expenses	36,278,205
Net income	$ 2,360,101

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2013

	Members' Contributions	Retained Earnings	Total
Balances, December 31, 2012	$ 1,250,000	$ 2,381,531	$ 3,631,531
Net income		2,360,101	2,360,101
Distributions	-	(1,333,391)	(1,333,391)
Balances, December 31, 2013	$ 1,250,000	$ 3,408,241	$ 4,658,241

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$2,360,101
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	18,102
Changes in assets and liabilities	
Increase in receivable from clearing broker	(165,074)
Increase in commissions receivable	(327,370)
Decrease in representative fees receivable	13,868
Increase in interest receivable	(2,574)
Increase in other receivables	(111,047)
Increase in other assets	(425,488)
Increase in commissions payable	217,148
Increase in management fees payable	18,631
Decrease in payable to clearing broker	(72,020)
Increase in accounts payable and accrued expenses	32,438
Increase in accrued contingent liabilities	545,951
Net cash provided by operating activities	2,102,666
Cash flows from investing activities	
Increase in restricted cash	(529)
Cash flows from financing activities	
Distributions paid to members	(1,305,900)
Net increase in cash and cash equivalents	796,237
Cash and cash equivalents, beginning of year	4,584,222
Cash and cash equivalents, end of year	$ 5,380,459
Interest Paid	$ 4,052

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business
Sammons Securities Company, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. and Jerome S. Rydell as members. Jerome S. Rydell has no voting rights as a member.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, variable life insurance, variable annuity contracts, and alternative investments including 1031 tenant in common programs, real estate investment trusts, oil and gas programs through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services, LLC ("NFS"), and does not hold customer funds or safekeep customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses
Commission revenue, including dealer concessions from investment company shares, general securities transactions net of execution charges from NFS, alternative investments, insurance policies, annuity contracts, and servicing fees as well as related commission expense result from individual customer securities transactions are recorded on a trade date or accrual basis in the accompanying statement of income.

Management fee revenues are earned from Sigma Planning Corporation ("SPC") for services provided by B-D Ops, LLC ("BD Ops"), related entities and paid by the Company for SPC (Note 3).

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as technology support and portfolio analysis and are recorded on an accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on Company and customer deposits with NFS. NFS credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that NFS earns on deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Account fees and other charges in the statement of income consist of fees and other charges not related to customer trade executions and other revenues earned from its relationship with NFS.

Other revenues include mostly Sponsorship revenues which are earned by providing companies the opportunity to present their products at sales and educational conferences hosted by the Company for its registered representatives. Sponsors also receive other various marketing privileges that allow for more communication to registered representatives. Sponsors are comprised primarily of life insurance and annuity companies and alternative investment sponsors that the Company offers their products and investments to customers. Sponsorship payments received in advance are recorded as unearned revenues and subsequently recognized as revenue when earned.

In the statement of income, commission expenses are the amounts that are due to representatives for their commissions and fees earned. Commission expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

Management expenses are costs incurred from the Company's relationship with related entities BD Ops and Midland National Life ("Midland") for services provided to the Company (Note 3).

Litigation and legal fees consist primarily of costs incurred by Company for the defense and resolution of various litigation, arbitrations, and complaints brought against the Company due to customer transactions (Note 4).

Regulatory and licensing expenses are comprised of fees assessed by FINRA, state regulatory agencies, and Security Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and services that are provided to the Company by NFS. The various services that NFS provides to the Company include account maintenance, compliance tools and controls, producing trade confirmations and account statements.

The Company utilizes numerous software programs and related systems that are included in computer support and software on the statement of income. Some of the various systems and related software are used by the Company and/or registered representatives for financial planning and asset allocation, customer account servicing, and compliance.

Other expenses in the statement of income include interest expense of $4,052 and expenses related to accounting, conferences, depreciation, postage and freight, insurance, fidelity bond, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $20,067 which are expensed when incurred.

Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in an active accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money markets at financial institutions. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS and other financial institutions or due to the SEC securities rules and regulations. Included on the statement of financial condition are balances on deposit in special reserve bank accounts for the exclusive benefit of customers and reserve requirements under Rule 15c3-3 of the SEC in the amount of $30, a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and other cash balances on deposit with other financial institutions in the amount of $11,487 as of December 31, 2013.

Commissions Receivable and Commissions Payable
Commissions receivable represents the amounts due from investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts due to representatives of the Company for their services and sales commissions related to customer securities transactions.

Receivable from Clearing Broker
The receivable from clearing broker primarily represents the amounts owed from NFS relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS which are recorded on a trade date basis. Amounts receivable from and payable to NFS are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

Other Receivables
Other receivables include $177,166 for various claims filed with the errors and omissions insurance carrier in connection with litigation or arbitrations brought against the Company.

Also included in other receivables are amounts due from affiliated entities, receivables related to sponsorship revenues and other receivables from operations.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2013:

Office equipment	$ 126,713
Less: Accumulated depreciation	(51,460)
Fixed assets, net of accumulated depreciation	$ 75,253

Other Assets
Other assets consist primarily of prepaid expense amounts of $600,058. Prepaid expenses consist of prepaid convention costs which the company hosts on an annual basis and prepaid licensing and registration fees associated with regulatory requirements.

Income Taxes
The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As such, each member is liable for the taxes, if any, on their distributive share of income. The Company is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $22,701 for the year ended December 31, 2013 and are included in other expenses in the accompanying statement of income.

2. Distributions to Members

The Company makes periodic distributions to its members based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in members' equity. Distributions paid to shareholder in 2013 amounted to $1,250,000.

Certain states require flow-through withholding of the member's distributive income due to the limited liability status. The Company makes payment to those states on behalf of the members in addition to any composite tax returns that the Company has elected to file. Distributions also include $83,391 which was recorded for shareholder withholdings of which $27,491 were payable as of December 31, 2013 and recorded in accounts payable in the statement of financial condition.

3. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, a company owned by the members of the Company. BD Ops has a formal management services agreement with the Company and Sigma Financial Corporation ("SFC"), an affiliate of the Company, whereby BD Ops provides such services to the Company and SFC. The Company pays a management fee expense to BD Ops for the services received.

Management fee expenses are computed based on the total costs incurred by BD Ops resulting from services provided to the Company and SFC. Management fee expenses are allocated between the Company and SFC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

The Company also receives services from Midland. Midland provides compliance, sales, marketing and recruiting assistance to the Company through several of its offices located in the United States of America. The management fee expenses incurred by the Company for these services are computed using a percentage of the Company's commission revenues.

Included in the statement of income is $3,607,094 relating to management fee expenses to B-D Ops and $223,772 relating to Midland. Included in management fees payable on the statement of financial condition at December 31, 2013 is $274,006 and $59,751 respectively, relating to the management fee expenses.

The Company receives management fee revenues from SPC, an affiliate. The management fee revenues are calculated based on the revenues of SPC, a registered investment advisor. The statement of income includes $1,422,910 relating to management fee revenues from SPC, of which $109,324 has been accrued in other receivables in the statement of financial condition as of December 31, 2013.

The Company also receives commission revenues, overrides, and solicitor fees from Midland in connection with sales of Midland life insurance policies and annuity contracts by registered representatives. Included in commission revenues is $1,153,709 for amounts earned by the Company in connection with the sales.

4. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company has pending arbitrations and litigation actions as of December 31, 2013. The arbitrations and litigation have been brought against the Company for damages in the execution of securities transactions. Some of the claims are not covered or in excess of errors and omissions policy limits. The outcome of pending litigation and arbitrations are uncertain at this time. The Company has recorded a reserve for the estimated defense costs if a reasonable estimate of loss could not be made. For claims which a reasonable estimate of loss could be made the Company recorded a liability in connection with the resolution of the claims. For unasserted claims an amount cannot be reasonably estimated and no reserve has been recorded.

At December 31, 2013, the Company recorded a reserve of $1,027,147 in accounts payable and other liabilities for potential losses and costs associated with the defense of these matters and are included with litigation and legal fees in the statement of income.

5. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts at NFS and two financial institutions located in Michigan and Missouri. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2013, the Company had uninsured cash balances of $3,844,789 with the financial institutions.

The cash balances on deposit with NFS are not covered by FDIC and the uninsured amounts are $1,110,700 as of December 31, 2013.

6. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2014, which was the date these financial statements were issued. The Company anticipates a material change of ownership sometime in 2014. Sammons Securities, Inc, and Jerome S. Rydell

are negotiating the purchase of the membership interests presently owned by Sammons Securities, Inc. by Jerome S. Rydell. Submission to regulatory authorities for approval will be made in the first calendar quarter of 2014 and the transaction is reasonably expected to be closed in 2014. The

Company will undergo a name change once the transaction is completed and regulatory approval is granted.

7. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2013 there has not been a material reimbursement request received or outstanding.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $3,327,471 which was $3,072,493 in excess of its required net capital of $254,978. The Company's ratio of aggregate indebtedness to net capital was 1.15 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The company introduces its customers' account and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

Supplemental Schedules

Sammons Securities Company, LLC
Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission
December 31, 2013

Schedule I

Net capital		
Total members' equity qualified for net capital		$ 4,658,241
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		311,974
Other receivables		331,799
Fixed assets		75,253
Other assets		600,206
Total nonallowable assets		1,319,232
Other deductions and/or charges		1,487
Net capital before haircuts		3,337,522.00
Haircut on other securities		10,051
Net capital		$ 3,327,471
Aggregate indebtedness		$ 3,824,662
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 254,978
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		254,978
Excess net capital (net capital, less net capital requirement)		3,072,493
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 2,945,005
Ratio of aggregate indebtedness to net capital		1.15 to 1

There are no material differences between the computation above and the computation included in the SSC's corresponding unaudited Amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2013.

Sammons Securities Company, LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 — Schedule II

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Members of Sammons Securities Company, LLC:

In planning and performing our audit of the financial statements of Sammons Securities Company, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their

pwc

assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

Schedule III – SIPC Supplemental Report

pwc

Report of Independent Accountants

To the Members of Sammons Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sammons Securities Company, LLC for the year ended December 31, 2013, which were agreed to by Sammons Securities Company, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sammons Securities Company, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for Sammons Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the payment submitted with Form SIPC-6 to check number 7401 dated July 23, 2013 for $9,687 which is consistent with line 2B. In addition, agreed the payment to be submitted with Form SIPC-7 to check number 8576 dated February 20, 2014 for $12,054 which is consistent with line 2F of Form SIPC-7.

2. Compared the Total Revenue amount reported on Page 5, Line 9 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $38,638,306 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues from mutual funds and insurance products, of $29,942,101 to general the sum of general ledger accounts 1-40100, 1-40200, 1-40210, provided by the Company. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $8,696,206 and $21,741 respectively of the Form SIPC-7. No differences were noted.

5. We noted that no overpayment was included on Form SIPC-7, page 1, item 2H

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

pwc

This report is intended solely for the information and use of management and the board of directors of Sammons Securities Company, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified to the Forest Stewardship Council™ standard.